FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion Makes Lead Commitment to Second BlackBerry Partners Fund	2
2.	RIM Announces BlackBerry Travel App	3
3.	RIM AND TELEFONICA TO INTRODUCE BLACKBERRY APP WORLD WITH INTEGRATED CARRIER BILLING	2
4.	BlackBerry App World Now Available In Over 100 Markets	3
5.	RIM Announces Two Additional BlackBerry 4G PlayBook Models For LTE and HSPA+ Networks	2
6.	RIM Announces Plans to Provide Carriers with new BBM Mobile Gifting Platform	2
7.	EA's Need for Speed Undercover and Tetris Game Coming to the BlackBerry PlayBook at Launch	3

Document 1

February 14, 2011

FOR IMMEDIATE RELEASE

Research In Motion Makes Lead Commitment to Second BlackBerry Partners Fund

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and the BlackBerry® Partners Fund today announced that RIM is making a lead commitment to BlackBerry Partners Fund II, a new US$150 million independent venture capital fund focused exclusively on mobile computing.  BlackBerry Partners Fund II is expected to launch in June 2011 and will have a broader international mandate than the first Fund.

"We are very pleased with the positive impact of the first Fund on our mobile ecosystem and we look forward to BlackBerry Partners Fund II bringing additional resources and support to mobile innovators in a broader range of international markets," said Jim Balsillie, Co-CEO at Research In Motion.

"We are very fortunate to have RIM as an anchor investor and partner in our Fund and greatly anticipate expanding our reach and the geographical scope of Fund II," said John Albright, Co-Managing Partner of BlackBerry Partners Fund.

The first BlackBerry Partners Fund was established in 2008 in collaboration with Research In Motion, Thomson Reuters, Royal Bank of Canada and a roster of high profile investors. The Fund has made 13 investments to-date in mobile start-ups in Canada, the United States, Israel and Ireland. The Fund brings capital, resources and domain expertise to the partnerships it forms with exceptional entrepreneurs around the world who are shaping the future of the mobile eco-system.

###

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information visit www.rim.com or www.blackberry.com.

About BlackBerry Partners Fund
BlackBerry Partners Fund is the leading independent venture capital firm focused exclusively on mobile computing.  In collaboration with Research In Motion, along with Thomson Reuters and RBC, the global fund brings capital, resources and unparalleled domain expertise to the partnerships it forms with exceptional entrepreneurs around the world who are shaping the future of the mobile eco-system. The Fund has an investment footprint throughout North America, the United Kingdom and Israel. For more information visit www.blackberrypartnersfund.com.

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Jodi Echakowitz
Echo Communications (PR Agency for BlackBerry Partners Fund)
jodi@echo-communications.com
416-271-7250

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

February 14, 2011

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry Travel App

New app lets BlackBerry smartphone users plan, book, manage and share travel activities quickly and easily

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BlackBerry® Travel™, a new app that provides BlackBerry® smartphone users with an all-in-one integrated and contextual experience as they plan, book and manage their travels and itineraries while on the go.

“The BlackBerry Travel app is set to be the next must-have tool for travelers, offering convenient push notifications and seamless integration of travel itineraries, profiles, and flight status updates into the familiar BlackBerry Calendar,” said Jim Tobin, Senior Vice President, Software and Services at RIM. “We also think the BlackBerry Travel app represents a great opportunity for travel industry leaders to work with RIM to deliver enhanced services and better travel experiences for their customers, and new revenue opportunities for travel providers.”

When a new booking confirmation or itinerary arrives in the user’s inbox, the BlackBerry Travel app is automatically updated with the relevant details, which makes travel planning and management easier than ever.

BlackBerry smartphone users can also have their calendars automatically populated with itineraries as soon as they are confirmed and, by leveraging the BlackBerry push technology, the BlackBerry Travel app can keep users informed and in control of their itineraries by monitoring flight statuses and promptly providing notifications about changes. The app can even identify potential omissions or scheduling concerns with the itineraries, such as missing accommodations or timing conflicts, and provide users with suggestions.

The BlackBerry Travel app also brings together tools that travelers need while planning on the go, including:
•	Hotel booking
•	Currency converters
•	Weather forecasts
•	Local searches

In addition, BlackBerry smartphone users can share their travel information with colleagues, friends and family over email or through LinkedIn®, directly from the BlackBerry Travel app. The LinkedIn integration allows users to search for people in their network who will be in the same city, send messages to contacts and update their status.

The BlackBerry Travel app also features a desktop component that allows users to book flights and car rentals, as well as print and edit itineraries, from their computer.

The BlackBerry Travel app was built in collaboration with WorldMate, a leader in mobile travel platforms.

“WorldMate is tremendously excited to bring its unique itinerary management, travel expertise and technology to RIM to create the next stage in mobile travel services. The BlackBerry Travel app represents a quantum leap over existing solutions in features, functionality, polish and ease-of-use,” said Jean Tripier, CEO, WorldMate Inc.

WorldMate and RIM are working together with leading travel service, content and technology partners to provide BlackBerry Travel app users with an amazing mobile experience. Travel industry leaders will be able to work within the BlackBerry Travel partner program to point users back to their mobile sites for additional information, as well as access the itinerary API in the BlackBerry Travel service to enable the delivery of up-to-date information and itinerary details.

“When United and Continental customers are travelling, access to the best, most up-to-date information is key. Integrating with BlackBerry Travel will provide customers not only that information, but the ability to quickly jump to our web sites for additional information and access to enhanced services,” said Jared Miller, managing director of self-service and emerging technology at United Airlines. “We’re excited to team with RIM and WorldMate to give the customers of the combined carrier a great option for managing their travel and information while on the go.”

“As mobile usage grows exponentially, Expedia Affiliate Network provides the technology and solutions to allow travelers to plan and purchase their perfect trip quickly and easily,” said Benoit Jolin, VP of Product and Marketing at EAN. “We’ve supported RIM and WorldMate to bring our hotel booking capabilities to BlackBerry Travel to give our users an integrated experience as they plan, book and manage their travel with their BlackBerry smartphone.”
 “Working with RIM and WorldMate gives Hilton Worldwide customers a great new option for keeping track of their stays with us while on the go,” said Chuck Sullivan, senior vice president, global online services, Hilton Worldwide. “Our customers will appreciate having a place to go to quickly and easily manage their travel itineraries.”

“BlackBerry Travel is a superb tool for travelers who want the most accurate and pertinent information delivered promptly and reliably,” said Kurt Ekert, chief commercial officer, Travelport. “We look forward to working with RIM to introduce BlackBerry Travel to the corporate market and believe its integration will continue to enable our travel management company clients to serve their customers even more effectively.”

Pricing and Availability
The BlackBerry Travel app will be available as a beta download today from the Test Center category on BlackBerry App World™ (www.blackberry.com/appworld). The app is free* and works on select BlackBerry smartphones running the BlackBerry® 5 OS (Device Software) or higher.** The BlackBerry Travel app will be showcased at the BlackBerry Booth at Mobile World Congress in Barcelona, Spain this week. For more information please visit www.blackberry.com/travel
###

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*The BlackBerry Travel App has no fee associated with download, but data charges may apply for wireless network use.

** BlackBerry Travel is available at launch for the BlackBerry® Curve™, BlackBerry® Bold™ and  BlackBerry® Torch™ series of smartphones.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Expedia is either a registered trademark or a trademark of Expedia, Inc. in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners. © 2011 Expedia, Inc.  All rights reserved. CST # 2029030-50

Document 3

NOTA DE PRENSA
PRESS RELEASE

Madrid, 14th February 2011

RIM AND TELEFONICA TO INTRODUCE BLACKBERRY APP WORLD WITH INTEGRATED CARRIER BILLING

Telefonica and RIM are working together to enable BlackBerry App World purchases to be applied directly to their customers’ monthly bills

Barcelona, Spain 14th of February 2011– Research In Motion (Nasdaq: RIMM; TSX: RIM) and Telefonica (NYSE:TEF) today announced that they are working together to introduce BlackBerry® App World™ with integrated carrier billing on a global basis.

Carrier billing will allow Telefonica customers to purchase apps from BlackBerry App World and charge the purchases directly to their monthly bill. Customers will also be offered the flexibility of charging in-app purchases to their carrier bill which allows for the purchase of digital goods to be made without interrupting their application experience.

“Carrier billing is a payment method that brings a unique user experience and will further develop the on-device virtual goods and applications business,” said Joaquín Mata, Global Head of Financial Services for Telefónica.

“BlackBerry App World is now available in over 100 countries”, said Patrick Spence, Regional Managing Director, RIM. “Integrated carrier billing will make it easier than ever for Telefonica customers to purchase apps for their BlackBerry smartphones.”

About Telefonica - Telefónica is one of the world’s largest telecommunications network operators by market capitalisation and number of customers. It centres its activities mainly on the fixed and mobile telephony businesses, while its broadband business is the key growth driver underpinning both. It operates in 25 countries and its customer base exceeds 280 million globally. Telefónica has a strong foothold in Spain, Europe and Latin America, the latter region being the lynchpin of its growth strategy.
Telefónica is a 100% private company. It has more than 1.5 million direct shareholders. Its share capital consists of 4,563,996,485 ordinary shares traded on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), as well as on the London, Tokyo, New York, Lima, Buenos Aires and São Paulo stock exchanges.
About Research In Motion - Research In Motion (RIM), a global leader in wireless innovation, revolutionised the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 4

February 14, 2011

FOR IMMEDIATE RELEASE

BlackBerry App World Now Available In Over 100 Markets

Discover, download and enjoy a wide range of applications from BlackBerry App World, now available in 27 additional markets

Waterloo, ON and Barcelona, Spain - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that BlackBerry App World™ is now available in 27 additional markets worldwide. With today’s announcement, BlackBerry App World is now available in 101 markets. BlackBerry App World allows customers to discover, download and enjoy a wide range of mobile applications for their BlackBerry® smartphones.

BlackBerry smartphone users are downloading more than 2 million apps per day from BlackBerry App World on average and there are over 20,000 BlackBerry apps available today. RIM continues to support developers in order to provide apps that leverage the many advantages of the BlackBerry platform and deliver best-in-class mobile experiences.

“There is high demand for BlackBerry apps and we’re delighted to be opening up the BlackBerry App World online store to customers in an additional 27 markets today,” said Alan Brenner, Senior Vice President, BlackBerry Platform, Research In Motion. “It’s never been easier to develop apps for BlackBerry smartphones and we look forward to seeing the rich catalog of personal and business oriented  apps continue to grow.”

The BlackBerry App World online store is available for all BlackBerry smartphones with a trackball, trackpad or touch screen running BlackBerry OS (device software) 4.5 or higher. Customers can download BlackBerry App World through their computer or directly from their smartphone by visiting www.blackberry.com/appworld or mobile.blackberry.com. BlackBerry App World can then be conveniently accessed over both Wi-Fi® and mobile phone networks and will automatically present users with the relevant catalog of applications available for their specific BlackBerry smartphone model.

Key features of BlackBerry App World:

•	Featured Items Carousel: BlackBerry App World showcases a changing selection of featured apps on its front page for easy perusal.

•	Top 25 Lists: A variety of top 25 lists are easily found for the top themes, newest apps, updated apps and more.
•	Scan a Barcode: Users can scan a QR code associated with an app. BlackBerry App World will quickly find the related app and automatically open the app's information and download page.
•	Choose your Preferred Payment Options: Customers can choose to pay for apps through PayPal and major credit cards such as Visa, MasterCard and Amex, as well as carrier billing where available.
•

•
BlackBerry ID: BlackBerry ID facilitates new payment options, including credit cards and integrated carrier billing (where available), and allows customers to conveniently transfer their personal library of apps when they switch to a new BlackBerry smartphone.

•	BlackBerry App World Desktop Storefront: Users can also browse, download, buy and manage apps from their desktop computer.

•	Search: BlackBerry App World includes a keyword search which can be sorted by a number of categories including price, relevance and customer rating.

•	Reviews: Apps can be reviewed by users and those reviews are reflected in star ratings. Users can read reviews, see screenshots and read a description of each app before they download it.

•	Recommend: BlackBerry App World users can recommend apps to other people through email, PIN, SMS, BBM™ (BlackBerry® Messenger) and select social networks.

•
Application Storage: BlackBerry App World includes a folder called My World, which keeps track of apps that the user has downloaded. It is a personal storage space that allows users to manage activities like uninstalling and re-installing apps.

•	Application Archiving: users can archive apps to a microSD card or built-in storage memory on their BlackBerry smartphone.

•	Update Notifications: Users can be notified of updates to apps they’ve downloaded from BlackBerry App World.

Note to Editors

Please see below for a list of the additional 27 markets announced today:

1.	Azerbaijan
2.	Botswana
3.	Bulgaria
4.	Croatia
5.	Cyprus
6.	Czech Republic
7.	Denmark
8.	Finland
9.	French Guyana
10.	Greece
11.	Guadeloupe
12.	Hungary
13.	Iceland
14.	Kenya
15.	La Réunion
16.	Latvia
17.	Macedonia
18.	Malta
19.	Martinique
20.	Nigeria
21.	Norway
22.	Romania
23.	Russia
24.	Slovakia
25.	Slovenia
26.	Sweden
27.	Tanzania

RIM continues to work with its partners to bring BlackBerry App World to more markets.

About Research In Motion (RIM)
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 5

February 14, 2011

FOR IMMEDIATE RELEASE

RIM Announces Two Additional BlackBerry 4G PlayBook Models For LTE and HSPA+ Networks

Mobile World Congress, Barcelona, Spain – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced plans to launch two additional BlackBerry® 4G PlayBook™ tablets during the second half of 2011, featuring support for LTE and HSPA+ high speed wide area wireless networks.

"The BlackBerry PlayBook tablet is already being widely recognized for its superior performance, rich web experience, enterprise readiness and deep support for web standards and open development tools. We are now building on the BlackBerry PlayBook’s many advantages with support for additional 4G networks that will allow enhanced business opportunities for carriers and developers and unparalleled mobile experiences for users," said Mike Lazaridis, President and Co-CEO at Research In Motion.

RIM’s family of upcoming BlackBerry 4G PlayBook tablets will deliver professional-grade, consumer-friendly experiences that redefine the possibilities of mobile computing.  These innovative tablets will each provide users with an ultra-portable design featuring industry leading performance with real-time multitasking and symmetrical multiprocessing, uncompromised high-fidelity web browsing including support for Adobe® Flash and stunning HD multimedia, as well as advanced security features and out-of-the-box enterprise support.

The combination of premium hardware features and design powered by the new and highly acclaimed BlackBerry® Tablet OS and open development tools, along with support for carriers' high speed 4G networks, will provide a high performance platform that enables a mobile services revolution.

Note to Editors:

RIM has now announced plans to offer four BlackBerry PlayBook tablets:

1)	BlackBerry PlayBook with Wi-Fi
2)	BlackBerry 4G PlayBook with Wi-Fi + WiMax
3)	BlackBerry 4G PlayBook with Wi-Fi + LTE
4)	BlackBerry 4G PlayBook with Wi-Fi + HSPA+

In addition to the Wi-Fi and 4G connectivity referenced above, each tablet can also support:

1)	Bluetooth tethering
2)	Mobile hotspots (ie. a MiFi™, smartphone or other portable device equipped to act as a mobile Wi-Fi hotspot)
3)	BlackBerry Bridge
###

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Document 6

February 14, 2011

FOR IMMEDIATE RELEASE

RIM Announces Plans to Provide Carriers with new BBM Mobile Gifting Platform

New mobile gifting platform will integrate with BlackBerry App World and carrier billing systems to allow BlackBerry subscribers to instantly gift airtime, apps and other carrier services from one subscriber to another using BBM

Mobile World Congress, Barcelona, Spain – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced plans for an innovative mobile gifting platform for carriers that will allow one authorized BlackBerry® subscriber to use their post-paid or pre-paid account to conveniently, securely and instantly approve and pay for airtime, apps or other carrier services requested by another BlackBerry subscriber.

The innovative BBM mobile gifting platform will integrate with BlackBerry App World™ and carrier billing systems and allow the gifting requests and approvals to be handled directly between the BlackBerry subscribers using BBM™ (BlackBerry® Messenger) with transactions that are secure, authenticated and non-repudiable. The platform will also allow carriers to more easily sell airtime to BlackBerry prepaid subscribers (for the subscriber’s own use).

“RIM is committed to aligning with carrier business models to deliver innovative and relevant mobile commerce solutions,” said Jim Balsillie, Co-CEO at RIM. “There will be many usage scenarios and circumstances that can be accommodated through the BBM mobile gifting platform around the world, but the easiest for many people to readily envision and appreciate is the simplified act of a parent approving their child’s request for additional airtime minutes or an app purchase with a single click using BBM.”

The introduction of such convenient and tightly integrated services based on the BBM mobile gifting platform will enhance mobile commerce and enable carriers to provide unique value to their customers. BlackBerry subscribers will be able to buy or gift airtime, apps and other carrier services and charge the purchases to their existing postpaid or prepaid account, or alternatively pay for the purchases through various other payment methods.

###
About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 7

February 10, 2011

FOR IMMEDIATE RELEASE

EA’s Need for Speed Undercover and the Tetris Game Coming to the BlackBerry PlayBook at Launch

Waterloo, ON and Redwood City, CA - When users turn on their new BlackBerry® Playbook™ tablet for the first time, they had better be prepared for some fun and excitement with two iconic games from Electronic Arts preloaded* and available for hours of entertaining gameplay - Need for Speed™ Undercover, the high-octane action game, and Tetris®, one of the world’s most popular video games of all time.

Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Electronic Arts Inc. (NASDAQ: ERTS) made the announcement today, ahead of this year’s Mobile World Congress, (February 14 to February 17, 2011, in Barcelona, Spain) where the companies will demonstrate Need for Speed Undercover and Tetris running on the highly anticipated BlackBerry PlayBook and showcasing the tablet’s next generation high definition 3D capabilities.

“The BlackBerry PlayBook is an ideal tablet for gaming with an incredibly intuitive touch interface, high end multimedia features and groundbreaking performance that allows apps to run smoothly and quickly,” said Tyler Lessard, Vice President, Global Alliances and Developer Relations at Research In Motion. “We are thrilled to work with EA to offer the popular Need for Speed Undercover and Tetris to BlackBerry PlayBook users right out of the box.”

“BlackBerry PlayBook owners are in for a thrill playing Need for Speed Undercover and Tetris when the new tablet launches,” said Travis Boatman, Vice President of Worldwide Studios for EA Mobile.  “Bringing these games to the BlackBerry PlayBook is an exciting way for EA to deliver exciting experiences to more consumers on a brand new device. The quality built into EA’s games showcases the BlackBerry PlayBook’s performance and appeals to a wide audience of consumers.”

The ultra portable BlackBerry PlayBook looks and feels great, measuring less than half an inch thick and weighing less than a pound. It features a vivid 7-inch high-resolution display that is highly-responsive, with a fluid touch screen experience for apps and content services. The BlackBerry PlayBook is a multitasking powerhouse, powered by a 1 GHz dual-core processor and the new BlackBerry® Tablet OS.

Known for delivering unparalleled white-knuckle racing, creative customization and street style, the Need for Speed series has generated over $3B in life-to-date sales and has become a powerful pop culture phenomenon.

Tetris, licensed to EA by The Tetris Company, is one of the best-selling games of all time with more than 100 million paid mobile downloads.  EA has developed the Tetris game on more than 15 different platforms to date.

EA Mobile has a solid reputation for its pioneering and market leadership in mobile gaming.  For more information about EA Mobile, please visit www.EAMobile.com, join the company on Facebook at www.facebook.com/EAMobile or follow the company on Twitter at http://twitter.com/EAMobile.
###

About EA Mobile
EA Mobile™ is the world’s leading wireless entertainment publisher with award-winning games such as Tetris®, Bejeweled®, The Sims™, and Need For Speed™. The EA Mobile portfolio also includes casual games based on the company’s alliance with Hasbro, Inc. including MONOPOLY, YAHTZEE and SCRABBLE (in the U.S. and Canada) as well as sports blockbusters from the EA SPORTS™ brand, including Madden NFL Football, FIFA Soccer and NASCAR®. EA Mobile develops games for multiple mobile platforms including mobile phones, smartphones, the iPhone®, iPad™ and iPod® touch. For more information about EA Mobile, please visit www.eamobile.com.

About Electronic Arts
Electronic Arts Inc. (EA), headquartered in Redwood City, California, is a leading global interactive entertainment software company. Founded in 1982, the Company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, wireless devices and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS™, EA™, EA Mobile™ and POGO™. In fiscal 2010, EA posted GAAP net revenue of $3.7 billion and had 27 titles that sold more than one million units. EA's homepage and online game site is www.ea.com. More information about EA's products and full text of press releases can be found on the Internet at http://info.ea.com.

About the Tetris® Brand
The Tetris® brand is one of the leading and most distinctive video game brands and franchises in the world. In the game's 25-year history, hundreds of millions of players have experienced the Tetris effect. Over 100 million mobile download games have been sold.  Loved globally by people of all ages and all cultures, the Tetris game continues to be one of the most widely recognized video games of all time. Tetris Holding, LLC is the owner of Tetris rights worldwide and The Tetris Company, LLC is its exclusive licensee. The Tetris Company, through its agent Blue Planet Software, Inc., licenses and manages the Tetris intellectual property and franchise worldwide. Today, Blue Planet Software continues to work with licensees to deliver top quality Tetris products that are relevant, fun, and challenging for its millions of players. For the latest information about the Tetris brand and Tetris products, please visit www.tetris.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*Certain territorial restrictions may apply

Media Contacts

Michelle Stephens Jacob

Electronic Arts

310.754.7018

michellejacob@ea.com

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

EA, EA SPORTS, EA Mobile, Pogo and Need for Speed are trademarks of Electronic Arts Inc. Tetris is a registered trademark of Tetris Holding.  All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 14, 2011	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer